UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

RF Industries, Ltd.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

749552105

(CUSIP Number)

February 3, 2016

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 16444H102

1.	names of Reporting Persons Park Circle Company
2.	check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	sec use only
4.	citizenship or place of organization Maryland
NUMBER OF	5.	sole voting power 226,124
SHARES BENEFICIALLY OWNED BY	6.	shared voting power
EACH REPORTING PERSON	7.	sole dispositive power 226,124
WITH	8.	shared dispositive power
9.	aggregate amount beneficially owned by each reporting person 226,124
10.	check if the aggregate amount in row (9) excludes certain shares ☐
11.	percent of class represented by amount in row (9) 2.6% (1)
12.	type of Reporting Person CO

(1) Based on 8,718,914 shares of the Issuer’s Common Stock outstanding as of January 22, 2016, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended October 31, 2015, filed on January 28, 2016.

(Page 2 of 7 Pages)

CUSIP NO. 16444H102

1.	names of Reporting Persons Jeffrey A. Legum
2.	check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	sec use only
4.	citizenship or place of organization United States
NUMBER OF	5.	sole voting power 215,679
SHARES BENEFICIALLY OWNED BY	6.	shared voting power
EACH REPORTING PERSON	7.	sole dispositive power 215,679
WITH	8.	shared dispositive power
9.	aggregate amount beneficially owned by each reporting person 215,679
10.	check if the aggregate amount in row (9) excludes certain shares ☐
11.	percent of class represented by amount in row (9) 2.5% (1)
12.	type of Reporting Person IN

(1) Based on 8,718,914 shares of the Issuer’s Common Stock outstanding as of January 22, 2016, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended October 31, 2015, filed on January 28, 2016.

(Page 3 of 7 Pages)

Item 1.

(a)	Name of Issuer:

RF Industries, Ltd.

(b)	Address of Issuer's Principal Executive Offices:

7610 Miramar Road, Building 6000, San Diego, California 92126

Item 2.

(a)	Name of Person Filing:

This statement is being filed jointly by: (1) Park Circle Company, a Maryland corporation; and (2) Jeffrey A. Legum. Park Circle Company and Mr. Legum are collectively identified hereinafter as the “Reporting Persons.”

(b)	Address of Principal Business Office or, if None, Residence:

The address of the Reporting Persons is: 1829 Reisterstown Road, Suite 140, Baltimore, Maryland 21208.

(c)	Citizenship:

Park Circle Company is incorporated in the state of Maryland and Mr. Legum is a U.S. citizen.

(d)	Title of Class of Securities:

Common Stock, par value $0.01 per share.

(e)	CUSIP Number:

749552105

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(Page 4 of 7 Pages)

(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

If filing as a non-US institution in accordance with Rule 13d-1(b)(l)(ii)(J), please specify the type of institution: _______________________;

(k)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

441,803 shares

(b)	Percent of class:

5.1% (1)

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

Park Circle Company:      226,124 (2)

Jeffrey A. Legum             215,679

(ii)	Shared power to vote or to direct the vote:

n/a

(iii)	Sole power to dispose or to direct the disposition of:

Park Circle Company:     226,124 (2)

Jeffrey A. Legum            215,679

(iv)	Shared power to dispose or to direct the disposition of:

n/a

(1)	Based on 8,718,914 shares of the Issuer’s Common Stock outstanding as of January 22, 2016, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended October 31, 2015, filed on January 28, 2016.

(2)	Mr. Legum has investment and voting control of Park Circle Company and has voting and dispositive power over the shares of the Issuer held by such company. The Reporting Persons disclaim the existence of a “group” for purposes of Regulation 13D.

(Page 5 of 7 Pages)

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1. The filing persons disclaim that they are a “group.”

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

(Page 6 of 7 Pages)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2016

PARK CIRCLE COMPANY

By:	/s/ Jeffrey A. Legum
JEFFREY A. LEGUM, President

/s/ Jeffrey A. Legum
JEFFREY A. LEGUM

(Page 7 of 7 Pages)